SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding the Exercise of Acquisition Right of the Preferred Stock of DAIKYO INCORPORATED”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 17, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

January 17, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding the Exercise of Acquisition Right

of the Preferred Stock of DAIKYO INCORPORATED

TOKYO, Japan – January 17, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it has decided to exercise its acquisition right with respect to all of the type-2 preferred stock, type-4 preferred stock, type-7 preferred stock and type-8 preferred stock of DAIKYO INCORPORATED (“Daikyo”) owned by ORIX and acquire common stocks of Daikyo as consideration (the “Exercise of the Acquisition Right”). Following the completion of the Exercise of the Acquisition Right, the share of voting rights owned by ORIX in Daikyo will become 64.1% and Daikyo will become a consolidated subsidiary of ORIX.

1. Background and Purpose of the Exercise of the Acquisition Right

In March, 2005, ORIX entered into a capital alliance with the Daikyo Group, which is involved in condominium development and management businesses, and subscribed 133,720,000 shares of the common stock of Daikyo and acquired 10,000,000 shares of the type-1 preferred stock, 15,000,000 shares of the type-2 preferred stock and 25,000,000 shares of the type-4 preferred stock (In June, 2008, Daikyo repurchased a part of the type-2 preferred stock and type-4 preferred stock acquired by ORIX.). Furthermore, ORIX subscribed 25,000,000 shares of the type-7 preferred stock and obtained 23,598,144 shares of the type-8 preferred stock of Daikyo in March 2009. After entering into the capital alliance with ORIX, the Daikyo Group has shifted its business model from a business model focused on “Flow business”, such as development and sale of condominium, to a business model that is well-balanced between such “Flow business” and “Stock business”, such as management and brokerage of condominiums, and has built a more stable earnings structure.

Based on these circumstances, ORIX has decided to exercise the acquisition right in order to increase the share of voting rights owned by ORIX in Daikyo without making additional investments to increase equity in earnings.

ORIX intends to maintain the current management structure of the Daikyo Group after making Daikyo a consolidated subsidiary, provide support to the Daikyo Group as before and endeavor to enhance its corporate value. The ORIX Group and the Daikyo Group will further promote business cooperation and collaboration in the fields of retail related business, environment and energy business, etc.

2. Summary of the Exercise of the Acquisition Right

ORIX plans to acquire the common stock of Daikyo by exercising the acquisition right with respect to all of the type-2 preferred stock, type-4 preferred stock, type-7 preferred stock and type-8 preferred stock of Daikyo which are currently owned by ORIX. Specifically, ORIX plans to exercise the acquisition right with respect to 11,250,000 shares of the type-2 preferred stock, 18,750,000 shares of the type-4 preferred stock, 25,000,000 shares of the type-7 preferred stock and 23,598,144 shares of the type-8 preferred stock, and in such case, 398,204,999 shares of the common stock of Daikyo will be issued to ORIX. ORIX will not make additional investment in connection with the Exercise of the Acquisition Right.

The Exercise of the Acquisition Right is subject to the completion of the procedures relating to the Notification of the Plan for Share Acquisition under Article 10, Paragraph 2 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade ( the “Antimonopoly Act”) to be submitted to the Japan Fair Trade Commission on this day ( including the case where ORIX has not received any prior notice of an cease and desist order or any petition for urgent suspension order under the Antimonopoly Act from the Japan Fair Trade Commission, and the waiting period under said act has elapsed) and the completion of the procedures relating to the Notification of Inward Direct Investment under Article 27, Paragraph 1 of the Foreign Exchange and Foreign Trade Act ( the “Foreign Exchange Act”) to be submitted to the Minister of Finance and the competent minister for the business through the Bank of Japan on this day ( including the case where ORIX has not received any recommendation of extension and change or cancellation under the Foreign Exchange Act from the Minister of Finance or the competent minster for the business, and the waiting period under said act has elapsed), and until these procedures are completed , the Exercise of the Acquisition Right may not be implemented.

3. Outline of Subsidiary (DAIKYO INCORPORATED)

(1)	Name	DAIKYO INCORPORATED

(2)	Address	Sendagaya No. 21 Daikyo Building, 4-24-13, Sendagaya, Shibuya-ku, Tokyo

(3)	Name and Title of Representatives	Akira Yamaguchi, President and Representative Executive Officer

(4)	Business Description	Real estate development, real estate sales, urban development

(5)	Capital	41,171 million yen (as of September 30, 2013)

(6)	Date of Establishment	December 11, 1964
(7)	Major Shareholder and percentage (as of September 30, 2013)	ORIX Corporation	42.68%
		Japan Trustee Services Bank, Ltd. (Trust Account)	3.62%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	1.71%
		BBH Boston GMO International Intrinsic Value	1.47%
		The Chase Manhattan Bank, N.A. London S. L. Omnibus Account	1.05%
		Aioi Nissay Dowa Insurance Co., Ltd.	1.04%
		Mellon Bank, N.A. as agent for its client Mellon Omnibus US Pension	1.04%
		Daikyo Group Employees Shareholding Association	1.01%
		Daikyo Business Partners Shareholding Association	0.92%
		Bank of New York Mellon SA/NV for BNY GCM Client Account ELSCB	0.80%

(8)	Relationships with ORIX

Capital Relationship	ORIX holds 228,058,427 of Daikyo’s shares (139, 460,283 in common stock (including 175,216 held indirectly) and 88,598,144 in preferred stock), accounting for 42.68% of Daikyo’s total issued shares (26.09% in common stock and 16.59% in preferred stock). ORIX holds 31.7% (including 0.04% held indirectly) of the voting rights of all shareholders in Daikyo.

Personal Relationship	One of Daikyo’s officers also serves as an officer in ORIX, and one of Daikyo’s officers has been seconded from ORIX.

Business Relationship	The Daikyo Group and ORIX Group conducts business involving joint projects and contract sales related to condominium sales.

Status as a Related Party	Daikyo is an affiliate of ORIX pursuant to the equity method of accounting.

(9)	Daikyo’s Consolidated Results of Operations and Consolidated Financial Conditions of Past Three Years (in millions of yen, unless otherwise specified)

Fiscal Year Ended	March 2011	March 2012	March 2013

Consolidated Net Assets	96,723	117,629	131,314

Consolidated Total Assets	319,085	290,261	275,442

Consolidated Net Assets per Share	136.78 yen	184.10 yen	214.99 yen

Consolidated Sales	295,374	298,696	302,610

Consolidated Operating Income	13,597	22,069	22,101

Consolidated Ordinary Income	10,779	19,240	20,270

Consolidated Net Income	9,752	21,787	15,535

Consolidated Net Income per Share	20.18 yen	47.43 yen	33.25 yen
Cash Dividend per Share	Common stock — Type-1 preferred stock 9.328 yen Type-2 preferred stock 9.328 yen Type-4 preferred stock 8.00 yen Type-7 preferred stock 10.00 yen Type-8 preferred stock 10.00 yen	Common stock 2.50 yen Type-1 preferred stock 8.88 yen Type-2 preferred stock 8.88 yen Type-4 preferred stock 8.00 yen Type-7 preferred stock 10.00 yen Type-8 preferred stock 10.00 yen	Common stock 3.00 yen Type-1 preferred stock 8.84 yen Type-2 preferred stock 8.84 yen Type-4 preferred stock 8.84 yen Type-7 preferred stock 10.00 yen Type-8 preferred stock 10.00 yen

4. Number of shares subject to acquisition and number of shares to be held by ORIX before/after the acquisition

(1)	Number of Shares Held by ORIX Before Acquisition

Common stock: 139,460,283 shares (including 175,216 shares held indirectly)

Type-1 preferred stock: 10,000,000 shares

Type-2 preferred stock: 11,250,000 shares

Type-4 preferred stock: 18,750,000 shares

Type-7 preferred stock: 25,000,000 shares

Type-8 preferred stock: 23,598,144 shares

(Number of voting rights: 139,460)

(Holding ratio of voting rights: 31.7%)

(2)	Number of Shares Subject to Acquisition	Common stock: 398,204,999 shares (Number of voting rights: 398,205) (Holding ratio of voting rights: 47.5%)

(3)	Number of Shares Held by ORIX after Acquisition	Common stock: 537,665,282 shares (including 175,216 shares held indirectly) Type-1 preferred stock: 10,000,000 shares (Number of voting rights: 537,665) (Holding ratio of voting rights: 64.1%)

5. Schedule

(1)	Approval Date	January 17, 2014

(2)	Conversion Date	In February, 2014 (plan)

6. Future Outlook

The impact of the Exercise of the Acquisition Right on our consolidated financial results targets for the fiscal year ending March 2014 has not been determined at present. After determination thereof, if there are any matters which should be announced, we will promptly announce such matters.

•	Reference

Consolidated Financial Results Targets for Current Fiscal Year, announced on October 30, 2013, and Consolidated Financial Results for the Previous Fiscal Year

	Total Revenue		Net income Attributable to ORIX Corporation Shareholders		Basic Earnings per Share for Net Income Attributable to ORIX Corporation Shareholders
Consolidated Financial Results Targets for Current Fiscal Year (Fiscal Year ending March 31, 2014)	(Million Yen) 1,200,000	(%) 12.7	(Million Yen) 145,000	(%) 29.6	(Yen) 115.28
Consolidated Financial Results for the Previous Fiscal Year (Fiscal Year ended March 31, 2013)	(Million Yen) 1,065,638	(%) 9.8	(Million Yen) 111,909	(%) 34.0	(Yen) 102.87

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 35 countries and regions outside of Japan, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

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